UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

NOVAVAX, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class Of Securities)

670002104

(CUSIP Number)

LINDA M. CROUCH
BAKER, DONELSON, BEARMAN & CALDWELL
207 MOCKINGBIRD LANE
JOHNSON CITY, TENNESSEE 37604
(423) 975-7623

(Name, Address and Telephone Numbers of Person Authorized to
Receive Notices and Communications)

June 26, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670002104	PAGE 2

1.	Names of Reporting Persons. S.S. or	King Pharmaceuticals, Inc.
	I.R.S. Identification Nos. of Above Persons	54-1684963

2.	Check the Appropriate Box if a Member	(a)
of a Group (See Instructions)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Tennessee

Number of Shares	7. Sole Voting Power	4,748,309
Beneficially
Owned by Each	8. Shared Voting
Reporting Person	Power	0
with
	9. Sole Dispositive	4,748,309
	Power

	10. Shared Dispositive
	Power	0

11.	Aggregate Amount Beneficially Owned	4,748,309
	by Each Reporting Person

12.	Check if the Aggregate Amount is Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount	16.2%
	in Row (11)

14.	Type of Reporting Person (See	CO
	Instructions)

     This Amendment No. 2 to the Schedule 13D relating to shares of common stock, $.01 par value (the “Common Stock”), of Novavax, Inc., a Delaware corporation (the “Issuer”), which is issuable upon conversion of the Issuer’s Convertible Notes (as hereinafter defined), is being filed by King Pharmaceuticals, Inc., a Tennessee corporation (“King”) to report an increase in its beneficial ownership of the Common Stock of the Issuer and to otherwise amend Items 1, 2, 4, 5, 6 and 7 of the Schedule 13D filed on December 29, 2001, as amended.

     Schedule 13D was filed on December 29, 2000 reflecting the initial acquisition by King of the Issuer’s 4% Convertible Senior Note No. 1 dated December 19, 2000 (the “First Note”).

     Amendment No. 1 to the Schedule 13D was filed on September 19, 2001 reflecting the initial acquisition by King of the Issuer’s 4% Convertible Senior Note No. 2 dated September 7, 2001 (the “Second Note”) and the Issuer’s 4% Convertible Senior Note No. 3 dated September 7, 2001 (the “Third Note”).

ITEM 1.      SECURITY AND ISSUER.

     The title and class of equity securities to which this statement relates is the common stock, $.01 par value (the “Common Stock”), of Novavax, Inc., a Delaware corporation (the “Issuer”), which is issuable upon conversion of the First Note, the Second Note, the Third Note and the Issuer’s 4% Convertible Senior Note No. 4 dated June 26, 2002 (the “Fourth Note”, and collectively with the First Note, the Second Note and the Third Note, the “Convertible Notes”) and Common Stock of the Issuer owned by King. The Issuer’s principal executive offices are located at 8320 Guilford Road, Suite C, Columbia, Maryland 21046.

     The First Note, the Second Note, the Third Note and the Fourth Note are presently convertible into 2,047,921 shares, 511,980 shares, 372,218 shares and 1,788,561 shares, respectively, of the Common Stock (collectively, the “Conversion Shares”) by King, subject to adjustment under certain circumstances as provided in the Amended and Restated Investor Rights Agreement between the Issuer and King dated as of June 26, 2002 (the “Investor Rights Agreement”). King presently owns 17,629 shares of Common Stock of the Issuer that were issued to King by Novavax in lieu of interest on the Convertible Notes.

ITEM 2.      IDENTITY AND BACKGROUND.

     (a)-(c) and (f). King is the entity filing this Amendment No. 2 to the Schedule 13D and its principal business address and principal office address is 501 Fifth Street, Bristol, Tennessee 37620. King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products.

     Each executive officer and each director of King is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director is set forth in Annex A to this Amendment No. 2 to the Schedule 13D and incorporated herein by reference.

     Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of King.

     (d)  and (e). King has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds from this transaction were provided and will be provided from King’s working capital.

ITEM 4.      PURPOSE OF TRANSACTION.

     King purchased the First Note, in the principal amount of $20 million, from the Issuer pursuant to a Note Purchase Agreement between the Issuer and King dated as of December 19, 2000 (the “December 2000 Note Purchase Agreement”) in a private transaction for investment purposes. The maturity date of the First Note is December 19, 2007. The First Note is convertible at any time and was initially convertible into 2,000,000 shares of the Common Stock. After accounting for adjustments made to the Conversion Price (as hereinafter defined) applicable to the First Note pursuant to the Investor Rights Agreement, the First Note is presently convertible into 2,047,921 shares of its Common Stock so long as King converts, at any one time, the lesser of (i) 350,000 shares or (ii) the maximum number of shares purchasable at that time.

     Pursuant to the December 2000 Note Purchase Agreement, King agreed to purchase the Second Note and consummated the purchase of the Second Note on September 7, 2001 in a private transaction for investment purposes. The Second Note is in the principal amount of $5 million and, except as described in this Amendment No. 2 to the Schedule 13D, has substantially the same terms as the First Note, the Third Note, and the Fourth Note. The Second Note was initially convertible into 500,000 shares of the Common Stock. After accounting for adjustments made to the Conversion Price applicable to the Second Note pursuant to the Investor Rights Agreement, the Second Note is presently convertible into 511,980 shares of the Common Stock so long as King converts, at any one time, the lessor of (i) 350,000 shares or (ii) the maximum number of shares purchasable at that time. King was required to purchase the Second Note when the United States Food and Drug Administration accepted for filing the Issuer’s New Drug Application for its topical transdermal estrogen replacement therapy, ESTRASORB™ on September 5, 2001, all subject to the terms and conditions of the December 2000 Note Purchase Agreement.

     King purchased the Third Note, in the principal amount of $5 million, from the Issuer pursuant to the September 2001 Note Purchase Agreement between the Issuer and King dated as of September 7, 2001 in a private transaction for investment purposes. Except as described in this Amendment No. 2 to the Schedule 13D, the Third Note has substantially the same terms as the First Note, the Second Note and the Fourth Note. The Third Note is convertible at any time and was initially convertible into 360,490 shares of the Common Stock. After accounting for adjustments to the Conversion Price applicable to the Third Note pursuant to the Investor Rights Agreement, the Third Note is presently convertible into 372,218 shares of the Common Stock so long as King converts, at any one time, the lesser of (i) 350,000 shares or (ii) the maximum number of shares purchasable at that time.

     King purchased the Fourth Note, in the principal amount of $10 million, from the Issuer pursuant to the June 2002 Note Purchase Agreement between the Issuer and King dated as of June 26, 2002 (the “June 2002 Note Purchase Agreement”) in a private transaction for investment purposes. Except as described in this Amendment No. 2 to the Schedule 13D, the Fourth Note has substantially the same terms as the First Note, the Second Note and the Third Note. The Fourth Note is convertible at any time and is initially convertible into 1,798,561 shares of the Common Stock so long as King converts, at any one time, the lesser of (i) 350,000 shares or (ii) the maximum number of shares purchasable at that time.

     Pursuant to the Investor Rights Agreement, the Convertible Notes are subject to mandatory redemption upon 30 days notice by the Issuer at any time after January 1, 2005 at 102%, 101% and 100% of the principal amount thereof, plus accrued and unpaid interest in years 2005, 2006 and 2007, respectively. The Issuer must also offer to purchase the Convertible Notes from the holder in the event of a change in control of the Issuer at 101% of the principal amount thereof plus accrued and unpaid interest.

     Pursuant to the Investor Rights Agreement, the Issuer has granted to the holder of the Convertible Notes certain anti-dilution rights. At the closing of the purchase of both the First Note and the Second Note, the initial conversion price for the First Note and the Second Note (the “Conversion Price”) was $10.00. At the closing of the purchase of the Third Note the initial Conversion Price of the Third Note was $13.87. At the closing of the purchase of the Fourth Note the initial Conversion Price of the Fourth Note was $5.56. The Conversion Price will be adjusted whenever the Issuer is deemed to have issued or sold any shares of the Common Stock for a consideration per share that is less than the Conversion Price applicable to each Convertible Note that is in effect immediately prior to any such issuance or sale. As a result of Novavax’s sale to King of the Fourth Note, the Conversion Prices applicable to the First Note, the Second Note and the Third Note have been adjusted. The Conversion Price currently applicable to the First Note and Second Note is $9.766. The Conversion Price currently applicable to the Third Note is $13.433. Other events which may result in changes to the Conversion Price include the issuance of rights or options, the issuance of convertible securities, changes in option prices or conversion rates of convertible securities, the expiration of options and the failure to exercise convertible securities, among other things. If at any time between January 1, 2002 and December 31, 2004, the closing price of the Common Stock exceeds 180% of the Conversion Price then in effect for the particular Convertible Note for at least 30 trading days in any period of 45 consecutive trading days, the Issuer may, within 20 business days after the end of such 45 day period, require the holder to convert the Convertible Notes into Common Stock at the Conversion Price applicable to the particular Convertible Note in effect on the day of the conversion.

     Subject to the terms and conditions set forth in the Convertible Notes, if the average closing price of the Convertible Notes exceeds the initial Conversion Price applicable to the particular Convertible Note and no event of default shall have occurred, the Issuer will have the option of paying one-half of the interest then due under the Convertible Notes in the form of Common Stock.

     King has no current plans to dispose of the shares of Common Stock issuable upon the conversion of or as interest payments on the Convertible Notes. However, King in the future may dispose of such shares or other shares of Common Stock in the market, in privately negotiated transactions or otherwise.

     Pursuant to the Investor Rights Agreement, if at any time the Issuer grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of Common Stock, then each holder of the Convertible Notes will have the same rights on an as-if-converted basis. The Issuer has also agreed that, prior to the consummation of any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Issuer’s assets or other transaction in which holders of the Common Stock are entitled to receive stock, securities or assets with respect to or in exchange for their Common Stock (an “Organic Change”), the Issuer will take whatever action is necessary to insure that the holders of the Convertible Notes shall thereafter have the right to acquire or receive such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Convertible Notes immediately prior to such Organic Change.

     Without the prior consent of the holders of a majority of the Convertible Notes, the Common Stock issued or issuable upon the conversion of the Convertible Notes and any securities issued with respect to the foregoing securities (collectively, the “Purchaser Securities”), the Issuer is restricted under the Investor Rights Agreement from taking certain actions. These actions include, without limitation and subject to specified exceptions, the incurrence of indebtedness in excess of $1.5 million; the creation of certain liens; the acquisition of any business; the acquisition of assets in excess of $5 million; the entering into the active management or operation of any business that is unrelated to the current business of the Issuer; election to make certain payments in cash rather than Common Stock; the liquidation, dissolution or winding up of the Issuer; the filing of a voluntary petition in bankruptcy or certain other types of reorganization; the adoption of amendments to the certificate of incorporation or bylaws of the Issuer or otherwise take action which could reasonably be expected to affect adversely the rights of holders of the Convertible Notes.

     Under the Investor Rights Agreement, King has certain rights relating to the Issuer’s board of directors for so long as King and its affiliates collectively hold a majority of the Purchaser Securities. King is entitled to designate a board observer who shall be entitled to receive notice of any meeting or any proposed action by written consent of the Issuer’s board of directors and shall be entitled to attend any meeting of the Issuer’s board of directors.

     The Convertible Notes contain customary events of default and contain cross-default provisions whereby a default on any Convertible Note is deemed to be a default under all other Convertible Notes. In the event of a default on the Convertible Notes, the Issuer will take action to increase the size of its board of directors by one (1) member and to have a designee of King appointed to the Issuer’s board of directors for so long as the event of default is continuing. King’s rights relating to the Issuer’s board terminate upon a change of control of King.

     Pursuant to the Investor Rights Agreement, King also has certain information and inspection rights. Among other things, the Issuer is required to deliver to King annual audited financial reports, quarterly unaudited financial reports, certain budgets and business plans, copies of all filings with the Securities and Exchange Commission (the “Commission”) or any stock exchange, copies of press releases and copies of all financial statements, proxy statements, reports and any other general written communications sent by the Issuer to its stockholders. King will be permitted to send a designee to inspect the properties of the Issuer and its subsidiaries. The designee will be permitted to inspect and copy the corporate and financial records of the Issuer and discuss the affairs, finances and accounts of the Issuer with the directors and executive officers of the Issuer and its independent public accountants. King has agreed to maintain the confidentiality of all information obtained by it pursuant to these rights.

ITEM 5.      INTEREST IN SECURITIES OF ISSUER.

     (a)  The calculations in this Item are based upon 29,391,637 shares of Common Stock issued and outstanding as of August 10, 2001 (based on disclosures made by the Issuer in the June 2002 Note Purchase Agreement and including the 4,730,680 Conversion Shares. For purposes hereof, King is now the beneficial owner of 4,730,680 Conversion Shares, issuable upon the exercise of the Convertible Notes, and 17,629 shares of Common Stock that were issued to King by Novavax in lieu of interest on the Convertible Notes, comprising 16.2% of the issued and outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

     (b)  King is the sole owner of the Convertible Notes and, upon any exercise of the Convertible Notes, King will also have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of all of the underlying Conversion Shares. King is the sole owner of the Common Stock that was issued by the Issuer in lieu of interest on the Convertible Notes and has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of the Common Stock or any other Common Stock that may be issued in lieu of interest on the Convertible Notes.

     (c)  Neither King nor, to King’s knowledge, any of its directors or executive officers has effected any transactions in shares of the Issuer’s Common Stock or in any options or warrants to purchase such Common Stock in the past 60 days.

     (d)  King affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by King.

     (e)  Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made hereby to Item 4 hereof which is incorporated by reference in this Item 6.

     Pursuant to the Second Amended and Restated Registration Rights Agreement between the Issuer and King dated as of June 26, 2002 (the “Registration Rights Agreement”), the Issuer has agreed to file an initial shelf registration statement with the Commission within ten business days of the closing of the sale of each of the Convertible Notes (the “Initial Shelf Registration Statements”). The Initial Shelf Registration Statements filed after the closing of the First Note, the Second Note and the Third Note permit the public offer and sale of the Conversion Shares issued or issuable upon the conversion of the First Note, the Second Note and the Third Note and any additional shares of Common Stock received by the holders with respect to such shares pursuant to a subsequent stock split, stock dividend or other recapitalization of the Issuer. The Initial Shelf Registration Statement to be filed after the closing of the purchase of the Fourth Note will cover the public offer and sale of the Conversion Shares issued or issuable upon the conversion of the Fourth Note and any additional shares of Common Stock received by the holders with respect to such shares pursuant to a subsequent stock split, stock dividend or other recapitalization of the Issuer. Failure to have an Initial Shelf Registration Statement declared effective by the Commission within 180 days after the issuance of the applicable Convertible Note constitutes an event of default under such Convertible Note.

     Pursuant to the Registration Rights Agreement, at any time following the payment of interest in the form of Common Stock, the holders of a majority of the Convertible Notes then outstanding may request that the Issuer file a shelf registration statement with the Commission (the “Top-up Shelf Registration Statements”). The Top-up Registration Statements will cover the public offer and sale of all Common Stock issued or issuable as interest payments on the Convertible Notes and any shares of Common Stock received by the holders with respect to such shares pursuant to a subsequent stock split, stock dividend or other recapitalization of the Issuer.

     Pursuant to the Registration Rights Agreement, the Issuer has also agreed to provide notice to the holders of the Common Stock issued or issuable under Convertible Notes of any proposed filing of a registration statement relating to a public offering of Common Stock for the Issuer’s own account or for the account of any other common stockholder. Subject to the terms and limitations set forth in the Registration Rights Agreement, if the Issuer files such registration statement, the Issuer will register any such Common Stock requested to be included in such registration by the holders thereof.

     Pursuant to the Registration Rights Agreement, the Issuer will maintain the effectiveness of each Initial Shelf Registration Statement and each Top-up Shelf Registration Statement until the earlier of the date on which the Common Stock registered thereunder has been sold pursuant to such registration statement or the date such Common Stock may be sold by the holders thereof pursuant to Rule 144(k) under the Securities Act of 1933.

     Except as set forth in this Amendment No. 2 to the Schedule 13D, neither King, nor to King’s knowledge, any of its directors or executive officers have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Convertible Note No. 1 of Novavax, Inc., dated December 19, 2000[1]

2	Note Purchase Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of December 19, 2000[1]

3	Amended and Restated Investor Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc. dated as of June 26, 2002

4	Convertible Note No. 2 of Novavax, Inc., dated September 7, 2001[2]

5	Convertible Note No. 3 of Novavax, Inc., dated September 7, 2001[2]

6	Allonge to 4% Convertible Senior Note of Novavax, Inc.[2]

7	Convertible Note No. 4 of Novavax, Inc. dated June 26, 2002

8	Second Amended and Restated Registration Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of June 26, 2002

9	September 2001 Note Purchase Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of September 7, 2001[2]

10	June 2002 Note Purchase Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of June 26, 2002

[1]	Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule 13D filed by King Pharmaceuticals, Inc. on December 29, 2000 and incorporated herein by reference.

[2]	Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to the Schedule 13D filed by King Pharmaceuticals, Inc. on September 19, 2001 and incorporated herein by reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2002

KING PHARMACEUTICALS, INC.

	By:	/s/ Jefferson J. Gregory

Jefferson J. Gregory Chairman of the Board and Chief Executive Officer

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS
KING PHARMACEUTICALS, INC.

The names, business addresses and present principal occupations of the directors and executive officers of King Pharmaceuticals, Inc. (“King”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 501 Fifth Street, Bristol, Tennessee, 37620. All directors and executive officers listed below are citizens of the United States.

Present Principal Occupation or Employment and
Name	Business Address

Jefferson J. Gregory	Chairman of the Board and Chief Executive Officer

Joseph R. Gregory	Vice Chairman of the Board and Secretary

Kyle P. Macione	President

James R. Lattanzi	Chief Financial Officer

Ernest C. Bourne	Director of King and President of King’s International Division

John A. A. Bellamy	Executive Vice President and General Counsel

Earnest W. Deavenport	Director of King; Former Chairman of the Board and Chief Executive Officer of Eastman Chemical Company
Eastman Road
Kingsport, TN 37660

Frank W. DeFriece, Jr.	Director of King; Serves in various capacities with the Massengill DeFriece Foundation
113 Landmark Lane
Bristol, TN 37620

James E. Gregory	Director of King; Former Executive Vice President/General Manager of King

Gregory D. Jordan	Director of King; President of King College
1350 King College Road
Bristol, TN 37620

R. Charles Moyer	Director of King Dean of Babcock Graduate School of Management Wake Forest University – Worrell Center
7659 Reynolda Station
Winston-Salem, NC 27109

D. Greg Rooker	Director of King; Former President of Family Community Newspapers of Southwest Virginia

EXHIBIT INDEX

Exhibit	Description

1	Convertible Note No. 1 of Novavax, Inc., dated December 19, 2000[1]

2	Note Purchase Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of December 19, 2000[1]

3	Amended and Restated Investor Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of June 26, 2002

4	Convertible Note No. 2 of Novavax, Inc., dated September 7, 2001[2]

5	Convertible Note No. 3 of Novavax, Inc., dated September 7, 2001[2]

6	Allonge to 4% Convertible Senior Note of Novavax, Inc.[2]

7	Convertible Note No. 4 of Novavax, Inc. dated June 26, 2002

8	Second Amended and Restated Registration Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of June 26, 2002

9	September 2001 Note Purchase Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of September 7, 2001[2]

10	June 2002 Note Purchase Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of June 26, 2002

[1]	Previously filed with the Securities and Exchange Commission as an exhibit to the Schedule 13D filed by King Pharmaceuticals, Inc. on December 29, 2000 and incorporated herein by reference.

[2]	Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to the Schedule 13D filed by King Pharmaceuticals, Inc. on September 19, 2001 and incorporated herein by reference.